UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2011

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2011	2010
	$	$

VOYAGE REVENUES (note 10b)	93,219	92,492

OPERATING EXPENSES
Voyage expenses	370	141
Vessel operating expenses (note 10b)	20,807	21,028
Depreciation and amortization	22,349	22,156
General and administrative (notes 10a and 10b)	6,326	5,392
Restructuring charge	—	49

Total operating expenses	49,852	48,766

Income from vessel operations	43,367	43,726

OTHER ITEMS
Interest expense (notes 8 and 10a)	(11,754)	(12,774)
Interest income	1,578	1,873
Realized and unrealized gain (loss) on derivative instruments (note 11)	10,769	(26,812)
Foreign currency exchange (loss) gain (note 8)	(21,033)	23,221
Equity income	8,057	1,317
Other (expense) income	(411)	284

Total other items	(12,794)	(12,891)

Net income before income tax (expense) recovery	30,573	30,835
Income tax (expense) recovery (note 9)	(836)	186

Net income	29,737	31,021

Non-controlling interest in net income	4,757	301
Dropdown Predecessor’s interest in net income (note 2)	—	2,258
General Partner’s interest in net income	2,864	2,173
Limited partners’ interest in net income	22,116	26,289
Limited partners’ interest in net income per unit
• Common unit (basic and diluted)	0.40	0.50
• Subordinated unit (basic and diluted)	—	0.50
• Total unit (basic and diluted)	0.40	0.50

Weighted-average number of units outstanding:
• Common units (basic and diluted)	55,106,100	44,972,563
• Subordinated units (basic and diluted)	—	7,367,286
• Total units (basic and diluted)	55,106,100	52,339,849

Cash distributions declared per unit	0.63	0.57

Related party transactions (note 10).
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents	72,612	81,055
Restricted cash — current (note 6)	88,443	82,576
Accounts receivable, including non-trade of $12,727 (2010 — $12,832) (note 11)	16,413	19,362
Prepaid expenses	7,035	5,911
Current portion of derivative assets (note 11)	16,889	16,758
Current portion of net investments in direct financing leases (note 6)	5,747	5,635
Advances to affiliates (note 10c)	7,238	6,133

Total current assets	214,377	217,430

Restricted cash — long-term (note 6)	493,483	489,562

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $212,146 (2010 — $200,708)	1,049,768	1,059,465
Vessels under capital leases, at cost, less accumulated depreciation of $180,705 (2010 — $172,113)	872,396	880,576
Advances on newbuilding contracts (note 12)	80,933	79,535

Total vessels and equipment	2,003,097	2,019,576

Investment in joint ventures	180,868	172,898
Net investments in direct financing leases (note 6)	408,580	410,060
Advances to joint venture partner (note 7)	10,200	10,200
Other assets	22,189	22,967
Derivative assets (note 11)	33,799	45,525
Intangible assets — net	121,263	123,546
Goodwill — liquefied gas segment	35,631	35,631

Total assets	3,523,487	3,547,395

LIABILITIES AND EQUITY
Current
Accounts payable (includes $141 and $567 for 2011 and 2010, respectively, owing to related parties) (note 10c)	5,361	4,355
Accrued liabilities (includes $3,199 and $3,020 for 2011 and 2010, respectively, owing to related parties) (notes 10c and 11)	35,584	38,672
Unearned revenue	12,649	13,944
Current portion of long-term debt (note 8)	286,622	76,408
Current obligations under capital lease	270,945	267,382
Current portion of derivative liabilities (note 11)	49,832	50,603
Advances from joint venture partner (note 7)	—	59
Advances from affiliates (note 10c)	132,210	133,351

Total current liabilities	793,203	584,774

Long-term debt (note 8)	1,129,860	1,322,707
Long-term obligations under capital lease	470,910	470,752
Long-term unearned revenue	40,538	41,700
Other long-term liabilities (note 6)	66,025	64,777
Derivative liabilities (note 11)	117,532	149,362

Total liabilities	2,618,068	2,634,072

Commitments and contingencies (notes 6, 8, 11 and 12)

Equity
Non-controlling interest	21,828	17,123
Partners’ equity	883,591	896,200

Total equity	905,419	913,323

Total liabilities and total equity	3,523,487	3,547,395

Consolidation of variable interest entities (note 12).
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net income	29,737	31,021
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 11)	(21,006)	15,598
Depreciation and amortization	22,349	22,156
Unrealized foreign currency exchange loss (gain)	20,644	(22,624)
Equity based compensation	95	6
Equity income	(8,057)	(1,317)
Amortization of deferred debt issuance costs and other	1,067	1,415
Change in operating assets and liabilities	(1,898)	19,817
Accrued interest	(2,863)	(3,619)
Expenditures for drydocking	(398)	(1,967)

Net operating cash flow	39,670	60,486

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 2)	—	(33,997)
Proceeds from issuance of long-term debt	24,118	28,246
Scheduled repayments of long-term debt	(16,275)	(19,248)
Prepayments of long-term debt	(12,000)	(9,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,482)	(774)
Advances to and from affiliates	1,401	(4,420)
(Increase) decrease in restricted cash	(3,213)	299
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	466
Cash distributions paid	(37,666)	(31,587)
Repayment of joint venture partners’ advances	(59)	—
Other	(120)	(120)

Net financing cash flow	(46,296)	(70,135)

INVESTING ACTIVITIES
Advances to joint venture partner and to joint venture	—	(94)
Receipts from direct financing leases	1,367	1,268
Expenditures for vessels and equipment	(3,184)	(2,651)

Net investing cash flow	(1,817)	(1,477)

Decrease in cash and cash equivalents	(8,443)	(11,126)
Cash and cash equivalents, beginning of the period	81,055	108,350

Cash and cash equivalents, end of the period	72,612	97,224

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	Partners’ Equity			Non-
			General	controlling
	Common		Partner	Interest	Total
	Units	$	$	$	$
Balance as at December 31, 2010	55,106	856,421	39,779	17,123	913,323
Net income and comprehensive income	—	22,116	2,864	4,757	29,737
Cash distributions	—	(34,717)	(2,949)	(52)	(37,718)
Equity based compensation	—	93	2	—	95
Offering costs related to April 2011 follow-on equity offering (note 14)	—	(18)	—	—	(18)

Balance as at March 31, 2011	55,106	843,895	39,696	21,828	905,419

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described in Note 2 below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2010. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
2.	Dropdowns
On March 17, 2010, the Partnership acquired two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker, the Alexander Spirit, from Teekay Corporation and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s consolidated statements of income and cash flows for the three months ended March 31, 2010 reflect these three vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges up to March 17, 2010, increased the Partnership’s net income by $2.3 million for the three months ended March 31, 2010.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
3.	Adoption of New Accounting Pronouncements
In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.	Financial Instruments
a) Fair Value Measurements
For a description of how fair value is estimated, see Note 2 in the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis are as follows:

		March 31, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level(1)	$	$	$	$
Cash and cash equivalents and restricted cash		654,538	654,538	653,193	653,193
Advances to and from affiliates and joint venture		(124,972)	(124,972)	(127,218)	(127,218)
Long-term debt (note 8)		(1,416,482)	(1,306,324)	(1,399,115)	(1,292,026)
Advances to and from joint venture partners (note 7)		10,200	(2)	10,141	(2)
Derivative instruments (note 11)
Interest rate swap agreements — assets	Level 2	54,961	54,961	66,870	66,870
Interest rate swap agreements — liabilities	Level 2	(167,046)	(167,046)	(201,463)	(201,463)
Other derivative	Level 3	(8,800)	(8,800)	(10,000)	(10,000)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The fair value of the Partnership’s advances to its joint venture partner as at March 31, 2011 was not determinable given the amounts are non-current with no fixed repayment terms.
Changes in fair value during the three months ended March 31, 2011 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2010	(10,000)
Total unrealized gains	1,200

Fair value at March 31, 2011	(8,800)

b) Financing Receivables
The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			March 31,	December 31,
	Credit Quality		2011	2010
Class of Financing Receivable	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	414,327	415,695
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	503	410
Advances to joint venture partner	Other internal metrics	Performing	10,200	10,200

			425,030	426,305

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
5.	Segment Reporting
The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2011			2010
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	65,793	27,426	93,219	65,786	26,706	92,492
Voyage expenses (recoveries)	9	361	370	(27)	168	141
Vessel operating expenses	11,077	9,730	20,807	11,416	9,612	21,028
Depreciation and amortization	15,124	7,225	22,349	15,238	6,918	22,156
General and administrative (1)	3,324	3,002	6,326	2,744	2,648	5,392
Restructuring charge	—	—	—	—	49	49

Income from vessel operations	36,259	7,108	43,367	36,415	7,311	43,726

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2011	2010
	$	$

Total assets of the liquefied gas segment	2,858,508	2,866,541
Total assets of the conventional tanker segment	561,681	568,393
Cash and cash equivalents	72,612	81,055
Accounts receivable and prepaid expenses	23,448	25,273
Advances to affiliates	7,238	6,133

Consolidated total assets	3,523,487	3,547,395

6.	Vessel Charters
The minimum estimated charter hire payments in the next five fiscal years, as at March 31, 2011, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2011	2012	2013	2014	2015
Vessel Charters(1)	$	$	$	$	$
Charters-in — capital leases(2)(3)(4)	301,768	24,000	24,000	24,000	24,000

Charters-out — operating leases(5)	251,927	339,843	338,914	338,914	335,712
Charters-out — direct financing leases	28,898	38,530	38,530	38,530	38,530

	280,825	378,373	377,444	377,444	374,242

(1)
The table does not include the Partnership’s minimum charter hire payments to be paid and received under its operating leases (or Head Lease and Sublease) for the Tangguh LNG Carriers, which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010.

(2)
As at March 31, 2011 and December 31, 2010, the Partnership had $565.3 million and $559.8 million, respectively of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $16.6 million and $12.3 million as at March 31, 2011 and December 31, 2010, respectively.

(3)
As described in Note 5 in the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (the RasGas II LNG Carriers) and two through Teekay Tangguh Joint Venture, in which the Partnership owns a 70% and 69% ownership interest, respectively) whereby it is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(4)	Excludes estimated charter hire payments of $905.1 million for the period from 2016 to 2037.

(5)
The minimum scheduled future charter hire payments for vessels chartered out should not be construed to reflect total charter hire revenues for any of the periods. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

7.	Advances to and from Joint Venture Partners
Advances to joint venture partner of $10.2 million as at March 31, 2011 and December 31, 2010 are non-interest bearing and unsecured. The advances from joint venture partner of $0.1 million at December 31, 2010 was repaid during the three months ended March 31, 2011. The Partnership did not recognize any interest income or incur any interest expense from the advances during the three months ended March 31, 2011 and 2010.
8.	Long-Term Debt

	March 31,	December 31,
	2011	2010
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	196,000	188,000
U.S. Dollar-denominated Term Loans due through 2019	365,455	371,685
U.S. Dollar-denominated Term Loans due through 2021	329,607	332,248
U.S. Dollar-denominated Term Loans due through 2021	120,599	120,599
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Euro-denominated Term Loans due through 2023	391,539	373,301

Total	1,416,482	1,399,115
Less current portion	286,622	76,408

Total	1,129,860	1,322,707

As at March 31, 2011, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $521.0 million, of which $325.0 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $26.6 million (remainder of 2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015) and $309.2 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2011, totaled $365.5 million, of which $197.3 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2011, totaled $329.6 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. One tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
At March 31, 2011, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $120.6 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.3%, while interest payments on the second tranche are based on LIBOR plus 0.7%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at March 31, 2011, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2011 totaled 276.5 million Euros ($391.5 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 0.66% as of March 31, 2011. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries. One of the term loans outstanding in the amount of 152.9 million Euros ($216.4 million) will mature in January 2012. The Partnership expects that refinancing of this loan will be completed in 2011.
Also at March 31, 2011, the Partnership has a credit facility equal to the lower of $122.0 million and 60% of the aggregate purchase price of three liquefied petroleum gas (or LPG) carriers (or the Skaugen LPG Carriers), and two multigas carriers (or the Skaugen Multigas Carriers). The facility will mature, with respect to each vessel, seven years after each vessel’s first drawdown date. The facility will be collateralized by the vessels to which the loan relates. The Partnership expects to draw on this facility in 2011 to repay a portion of the amount it borrowed to purchase two Skaugen LPG Carriers in April 2009 and November 2009. As at March 31, 2011, the Partnership had access to draw $40 million on this facility. The Partnership intends to use the remaining available funds from the facility to assist in purchasing the remaining Skaugen LPG Carrier and the two Skaugen Multigas Carriers.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2011 and December 31, 2010 was 1.7%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At March 31, 2011, the margins on the Partnership’s long-term debt that has been drawn on ranged from 0.3% to 0.7%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership recognized foreign exchange (loss) gain of ($21.0) million and $23.2 million for the three months ended March 31, 2011 and 2010, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to March 31, 2011 are $60.8 million (remainder of 2011), $289.8 million (2012), $79.3 million (2013), $79.9 million (2014), $129.3 million (2015) and $777.4 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation.
As at March 31, 2011, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.
9.	Income Tax
The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2011	2010
	$	$
Current	(409)	—
Deferred	(427)	186

Income tax (expense) recovery	(836)	186

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
10.	Related Party Transactions
a) On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Centrofin Suezmaxes, and a 2007-built Handymax Product tanker, the Alexander Spirit, and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 2, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolvers and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.
During the three months ended March 31, 2010, $0.7 million of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and Alexander Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the three months ended March 31, 2010, $0.3 million of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended
	March 31,	March 31,
	2011	2010
	$	$
Revenues(1)	9,345	8,269
Vessel operating expenses(2)	7,573	6,975
General and administrative(3) (4) (5)	4,287	2,755

(1)
Commencing in 2008, two of the Partnership’s LNG carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(2)	Teekay Corporation’s crew management services.

(3)	Teekay Corporation’s administrative, advisory, technical and strategic management fees.

(4)	Includes $0.2 million of costs incurred by the General Partner.

(5)
Amount is net of $0.3 million that consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

c) As at March 31, 2011 and December 31, 2010, crewing and manning costs of $3.3 million and $3.6 million were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at March 31, 2011 and December 31, 2010, non-interest bearing advances to affiliates totaled $7.2 million and $6.1 million, respectively, and non-interest bearing advances from affiliates totaled $132.2 million and $133.4 million, respectively. These advances are unsecured and have no fixed repayment terms.
d) The Partnership’s Suezmax tanker the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are recognized at the end of each year (see Note 11).
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at March 31, 2011, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	433,707	(50,108)	25.8	4.9%
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	214,260	(43,992)	8.0	6.2%
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(10,988)	7.5	4.9%
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(15,992)	5.8	5.3%
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	225,000	(30,981)	17.8	5.2%
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	471,245	54,961	25.8	4.8%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	391,539	(14,985)	13.2	3.8%

			(112,085)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at March 31, 2011, ranged from 0.3% to 0.7% (see Note 8).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($99.2 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at March 31, 2011 was $8.8 million (December 31, 2010 — $10.0 million).
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at March 31, 2011
Interest rate swap agreements	4,273	16,889	33,799	(8,482)	(49,832)	(108,732)
Toledo Spirit time-charter derivative	—	—	—	—	—	(8,800)

	4,273	16,889	33,799	(8,482)	(49,832)	(117,532)

As at December 31, 2010
Interest rate swap agreements	4,587	16,758	45,525	(11,498)	(50,603)	(139,362)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,000)

	4,587	16,758	45,525	(11,498)	(50,603)	(149,362)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables present the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized gain (loss) on derivative instruments in the Partnership’s consolidated statements of income.

	Three Months Ended March 31,
	2011			2010
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(10,237)	19,806	9,569	(11,214)	(15,398)	(26,612)
Toledo Spirit time-charter derivative	—	1,200	1,200	—	(200)	(200)

	(10,237)	21,006	10,769	(11,214)	(15,598)	(26,812)

12.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase of two multigas carriers from subsidiaries of I.M. Skaugen ASA (or Skaugen). These two vessels are technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. The vessels are expected to be delivered in 2011 for a total cost of approximately $106 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen. The Partnership has consolidated the Skaugen Multigas Subsidiaries as they are VIEs and the Partnership is the primary beneficiary.
The following table summarizes the balance sheet of the Skaugen Multigas Subsidiaries as at March 31, 2011 and as at December 31, 2010:

	March 31,	December 31,
	2011	2010
	$	$
ASSETS
Vessels and equipment
Advances on newbuilding contracts	80,933	79,535
Other assets	651	651

Total assets	81,584	80,186

LIABILITIES AND DEFICIT
Accrued liabilities and other	581	587
Advances from affiliates	81,013	79,612

Total liabilities	81,594	80,199
Total deficit	(10)	(13)

Total liabilities and total deficit	81,584	80,186

The assets and liabilities of the Skaugen Multigas Subsidiaries are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIEs are under common control. The Partnership’s maximum exposure to loss as of March 31, 2011 and December 31, 2010, as a result of its commitment to purchase Teekay Corporation’s interests in the Skaugen Multigas Subsidiaries is limited to the purchase price of its interest in both vessels, which is expected to be approximately $106 million. The assets of the Skaugen Multigas Subsidiaries cannot be used by the Partnership and the creditors of the Skaugen Multigas Subsidiaries have no recourse to the general credit of the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
b) The Partnership has an agreement to acquire a LPG carrier from Skaugen upon delivery for approximately $33.0 million. This vessel is expected to be delivered in 2011 and upon delivery, the vessel will be chartered to Skaugen at fixed rates for a period of 15 years.
c) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The consortium entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion is $299.0 million), excluding capitalized interest. As at March 31, 2011, payments made towards these commitments by the joint venture companies totaled $339.7 million (of which Teekay Corporation’s 33% contribution was $112.1 million), excluding capitalized interest and other miscellaneous construction costs. As at March 31, 2011, the remaining payments required to be made under these contracts were $430.4 million (remainder of 2011) and $135.9 million (2012), of which the Teekay Corporation’s share is 33% of these amounts. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 and 2012 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts for a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. It was determined that these vessel companies are VIEs; however, the Partnership is not the primary beneficiary.
13.	Total Capital and Net income Per Unit
At March 31, 2011, of the Partnership’s total number of units outstanding, 53.2% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation (including the Partnership’s General Partner’s 2% interest).
Net income Per Unit
Net income per unit is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.
The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).
During the three months ended March 31, 2011 and 2010, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation.
14.	Subsequent Events
On April 8, 2011, the Partnership completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including the Partnership’s General Partner’s 2% proportionate capital contribution). The Partnership used the net proceeds from the offering of approximately $161.6 million to repay a portion of its outstanding debt under one of its revolving credit facilities. The Partnership intends to draw on its credit facilities to fund the equity purchase price of its acquisition of Teekay Corporation’s 33% interest in the Angola LNG Project as such payments come due.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2011
PART I — FINANCIAL INFORMATION
Item 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil.
SIGNIFICANT DEVELOPMENTS IN 2011
Equity Offering
On April 8, 2011, we completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $161.6 million to repay a portion of our outstanding debt under one of our revolving credit facilities. We intend to draw on our credit facilities to fund the equity purchase price of our acquisition of Teekay Corporation’s 33% interest in the Angola LNG Project as such payments come due.
SIGNIFICANT PROJECTS
Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers from subsidiaries of I.M. Skaugen ASA (or Skaugen), each of which has a purchase price of approximately $33 million. The first two vessels delivered in April and November 2009 and the remaining vessel is scheduled to be delivered in 2011. At delivery, each vessel is chartered at fixed rates for 15 years to Skaugen.
Skaugen Multigas Carriers
In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase from Skaugen, of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels for a total cost of approximately $106 million. Both vessels are scheduled to be delivered in 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers to the Angola LNG Project. The Angola LNG Project involves the collection and transportation of gas from offshore production facilities to an onshore LNG processing plant at Soyo, located in northwest Angola. The Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively.
Teekay Corporation has offered to us, and we have agreed to purchase, its 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. We will acquire the ownership interests and pay a proportionate share of the purchase price as each vessel is delivered. The vessels are scheduled for delivery during the fall of 2011 and in the first quarter of 2012.
Each of the four newbuilding LNG carriers will be chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years upon delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events. For more information, please read Item 1 — Financial Statements: Note 12c — Commitments and Contingencies.
RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 4, 2011.

Liquefied Gas Segment
As at March 31, 2011, our fleet included 17 LNG carriers (including our 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers), our 50% interest in our joint venture with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior Carriers) that are accounted for under the equity method, our 69% interest in the Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), and our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers)) and two LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate charters. We expect our liquefied gas segment to increase due to the following:
•	We have agreed to acquire an LPG carrier for approximately $33 million upon its delivery scheduled in 2011. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.
•
As discussed above, we have agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation for a total cost of approximately $106 million upon delivery of the Skaugen Multigas Carriers, which delivery is scheduled for 2011. Please read Item 1 — Financial Statements: Note 12(a) — Commitments and Contingencies.

•
As discussed above, we have agreed to acquire Teekay Corporation’s 33% ownership interest in the consortium relating to the Angola LNG Project that has four newbuilding LNG carriers, which are scheduled to deliver during 2011 and 2012. Please read Item 1 — Financial Statements: Note 12(c) — Commitments and Contingencies.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	65,793	65,786	0.0
Voyage expenses (recoveries)	9	(27)	133.3

Net voyage revenues	65,784	65,813	(0.0)
Vessel operating expenses	11,077	11,416	(3.0)
Depreciation and amortization	15,124	15,238	(0.7)
General and administrative (1)	3,324	2,744	21.1

Income from vessel operations	36,259	36,415	(0.4)

Operating Data:
Revenue Days (A)	1,170	1,238	(5.5)
Calendar-Ship-Days (B)	1,170	1,260	(7.1)
Utilization (A)/(B)	100%	98%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
For the quarter ended March 31, 2011, our liquefied gas segment’s operating results included 11 LNG (not including the four RasGas 3 LNG Carriers or the Excalibur and Excelsior Carriers jointly owned with Exmar that are accounted for under the equity method) and two LPG carriers during the three months ended March 31, 2011. Our total calendar-ship-days decreased by 7.1% to 1,170 days for the three months ended March 31, 2011 from 1,260 days for the three months ended March 31, 2010, primarily as a result of the sale of a LPG carrier, the Dania Spirit, on November 5, 2010.
Net Voyage Revenues. Net voyage revenues remained consistent with the same period last year, primarily as a result of:
•	an increase of $1.2 million due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for a scheduled drydock;
partially offset by
•	a decrease of $1.2 million due to the sale of the Dania Spirit on November 5, 2010.
Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2011 from the same period last year, primarily as a result of:
•	a decrease of $0.8 million due to the sale of the Dania Spirit on November 5, 2010; and
•	a decrease of $0.2 million due to reduced insurance premiums on our vessels;

partially offset by
•	an increase of $0.6 million due to timing of services and an increase in manning levels for certain of our LNG carriers.
Depreciation and Amortization. Depreciation and amortization remained consistent for the three months ended March 31, 2011 and 2010.
Conventional Tanker Segment
Our fleet includes ten Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker. All of our conventional tankers operate under long-term, fixed-rate charters.
The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	27,426	26,706	2.7
Voyage expenses	361	168	114.9

Net voyage revenues	27,065	26,538	2.0
Vessel operating expenses	9,730	9,612	1.2
Depreciation and amortization	7,225	6,918	4.4
General and administrative (1)	3,002	2,648	13.4
Restructuring charge	—	49	(100.0)

Income from vessel operations	7,108	7,311	(2.8)

Operating Data:
Revenue Days (A)	990	989	0.1
Calendar-Ship-Days (B)	990	990	—
Utilization (A)/(B)	100.0%	99.9%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2011, from the same period last year, primarily as a result of:
•
an increase of $0.4 million due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2011, from the same period last year, primarily as a result of:
•	an increase of $0.2 million due to a damage claim on the African Spirit that was incurred during the first quarter of 2011; and
•	an increase of $0.2 million due to timing of services and an increase in manning levels for certain of our Suezmax tankers;
partially offset by
•	a decrease of $0.2 million due to reduced insurance premiums on our vessels.
Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2011, from the same period last year, primarily as a result of depreciation of drydock expenditures incurred in the second, third and fourth quarters of 2010.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased for the three months ended March 31, 2011, from the same period last year, primarily as a result of an increase of $0.9 million relating to the one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

Interest Expense. Interest expense decreased to $11.8 million for the three months ended March 31, 2011, from $12.8 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These decreases were primarily the result of:
•	a decrease of $0.6 million relating to higher amortization of deferred debt issuance costs in the first quarter of 2010;
•	a decrease of $0.4 million due to principal debt repayments made during the second, third and fourth quarters of 2010 and the first quarter of 2011;
•
a decrease of $0.4 million from the scheduled debt repayments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•
a decrease of $0.3 million relating to the interest expense attributable to the operations of the Alexander Spirit that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

partially offset by
•
an increase of $0.3 million due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues); and

•	an increase of $0.3 million due to an increase of EURIBOR rates relating to Euro-denominated debt.
Interest Income. Interest income decreased to $1.6 million for the three months ended March 31, 2011 from $1.9 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These decreases were primarily the result of a scheduled capital lease repayment on one of our LNG carriers that was funded from restricted cash deposits.
Realized and Unrealized Gains (Losses) on Derivative Instruments. Net realized and unrealized gains (losses) on derivative instruments increased to a gain of $10.8 million for the three months ended March 31, 2011, from a loss of ($26.8) million for the same period in 2010 as set forth in the table below.

	Three Months Ended			Three Months Ended
	March 31, 2011			March 31, 2010
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total

Interest rate swap agreements	(10,237)	19,806	9,569	(11,214)	(15,398)	(26,612)
Toledo Spirit time-charter derivative	—	1,200	1,200	—	(200)	(200)

	(10,237)	21,006	10,769	(11,214)	(15,598)	(26,812)

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes. The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits.
Foreign Currency Exchange (Loss) Gain. Foreign currency exchange (losses) gains were ($21.0) million for the three months ended March 31, 2011, compared to gains of $23.2 million for the same period last year. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income. Equity income increased to $8.1 million for the three months ended March 31, 2011 from $1.3 million for the same period last year, primarily as a result of:
•
an increase of $4.7 million due to unrealized gains on derivative instruments for the three months ended March 31, 2011 as compared to unrealized losses on derivative instruments for the same period last year in our 40% investment in Teekay Nakilat (III) Corporation; and

•	an increase of $2.0 million relating to our 50% investments in the Excalibur and Excelsior Joint Ventures that were acquired in November 2010.

Liquidity and Cash Needs
As at March 31, 2011, our cash and cash equivalents were $72.6 million, compared to $81.1 million at December 31, 2010. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $437.6 million as at March 31, 2011, compared to $459.7 million as at December 31, 2010. The decrease in total liquidity is primarily due to the cash distributions paid. Subsequent to March 31, 2011, we completed a public offering which raised net proceeds of approximately $161.6 million.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, in 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of March 31, 2011, we were also committed to acquiring one LPG carrier from Skaugen, the two Skaugen Multigas Subsidiaries and Teekay Corporation’s 33% interest in four LNG carriers expected to serve the Angola LNG Project. These additional purchase commitments, scheduled to occur in 2011 and 2012, total approximately $212 million (net of assumed debt in the amount of approximately $258 million). We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2011	2010

Net cash flow from operating activities	39,670	60,486
Net cash flow used for financing activities	(46,296)	(70,135)
Net cash flow used for investing activities	(1,817)	(1,477)
Operating Cash Flows. Net cash flow from operating activities decreased to $39.7 million for the three months ended March 31, 2011 from $60.5 million for the same period last year primarily due to changes in working capital due to the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates and fluctuations in working capital balances. The number of vessel drydockings tends to vary each period.
Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $24.1 million and $28.2 million for the three months ended March 31, 2011 and 2010, respectively. From time to time we refinance our loans and revolving credit facilities.
Cash distributions paid during the three months ended March 31, 2011 increased to $37.7 million from $31.6 million for the same period last year. This increase was the result of:
•
an increase in the number of units eligible to receive the cash distribution as a result of the direct equity placement in July 2010 and as a result of the issuance of units in connection with our acquisition of the Excalibur and Excelsior Joint Ventures in November 2010; and

•	an increase in our quarterly distribution to $0.63 per unit from $0.57 per unit.
Subsequent to March 31, 2011, a cash distribution totaling $40.6 million was declared with respect to the first quarter of 2011, which was paid in May 2011. The increase from the $37.7 million paid in the first quarter of 2011 was due to an equity issuance that occurred in early April 2011. Please read Item 1 — Financial Statements: Note 14 — Subsequent Events.
Investing Cash Flows During the three months ended March 31, 2011, we incurred $3.2 million in expenditure for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and capital modifications for certain of our vessels.
Credit Facilities
Our revolving credit facilities and term loans are described in Item 1 — Financial Statements: Note 8 — Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2011, we and our affiliates were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at March 31, 2011:

		Remainder	2012	2014
		of	and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,025.0	50.4	143.2	191.9	639.5
Commitments under capital leases (2)	192.0	192.0	—	—	—
Commitments under capital leases (3)	1,019.1	18.0	48.0	48.0	905.1
Commitments under operating leases (4)	451.7	18.8	50.2	50.2	332.5
Purchase obligations (5)	212.0	193.7	18.3	—	—

Total U.S. Dollar-denominated obligations	2,899.8	472.9	259.7	290.1	1,877.1

Euro-Denominated Obligations: (6)
Long-term debt (7)	391.5	10.4	226.0	17.2	137.9
Commitments under capital leases (8)	91.8	91.8	—	—	—

Total Euro-denominated obligations	483.3	102.2	226.0	17.2	137.9

Totals	3,383.1	575.1	485.7	307.3	2,015.0

(1)
Excludes expected interest payments of $12.9 million (remainder of 2011), $30.0 million (2012 and 2013), $23.9 million (2014 and 2015) and $35.2 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2011, plus margins on debt that has been drawn that ranges up to 0.70% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. One of our term loans require us to have a minimum balance of $3.0 million in a restricted cash account at all times until maturity of the loan.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which may occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)
Existing restricted cash deposits of $476.9 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
We have corresponding leases whereby we are the lessor and expect to receive approximately $411.9 million for these leases from 2011 to 2029. As at March 31, 2011, we had received $98.5 million of lease receipts.

(5)
We entered into an agreement to acquire a LPG carrier from Skaugen, for approximately $33.0 million upon its delivery scheduled for 2011. In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers and we have agreed to purchase the Skaugen Multigas Subsidiaries from Teekay Corporation for a total cost of approximately $106 million upon delivery of the vessels. Both vessels are scheduled to be delivered in 2011. In March 2011, we agreed to acquire Teekay Corporation’s 33% ownership interest in four LNG newbuilding carriers for a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual cost incurred at the time of deliveries during 2011 and 2012. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2011.

(7)
Excludes expected interest payments of $3.1 million (remainder of 2011), $6.8 million (2012 and 2013), $4.6 million (2014 and 2015) and $11.4 million (beyond 2015). Expected interest payments are based on EURIBOR at March 31, 2011, plus margins that range up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. We also maintain restricted cash deposits relating to certain of our term loans, which cash totaled 9.6 million Euros ($13.6 million) as at March 31, 2011. One of the term loans outstanding in the amount of 152.9 million Euros ($216.4 million) will mature in January 2012. We expect that refinancing of this loan will be completed in 2011.

(8)
Existing restricted cash deposits of $88.4 million, together with the interest earned on these deposits, are expected to approximately equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
As of March 31, 2011, we are committed to acquire from Teekay Corporation its 33% ownership interest in four LNG newbuilding carriers upon delivery for a total equity purchase price of approximately $73 million (net of assumed debt in the amount of approximately $258 million) and one LPG carrier from Skaugen upon delivery for a total cost of approximately $33 million. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5 — “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
At March 31, 2011, we had one reporting unit with goodwill attributable to it. As of the date of this report, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels to us from Teekay Corporation and associated contracts;
•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts;

•	our liquidity needs;
•	the duration of drydockings;
•	the future valuation of goodwill;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases;
•	the timing of the acquisition of the Angola LNG project vessels; and
•	the timing of the acquisition of the Skaugen projects.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2011
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2011, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair
	of					There-		Value
	2011	2012	2013	2014	2015	after	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	31.7	46.7	46.7	46.7	95.4	547.2	814.4	(732.0)	0.7%
Variable Rate (Euro) (3) (4)	10.4	218.3	7.7	8.3	8.9	137.9	391.5	(364.6)	1.6%

Fixed-Rate Debt ($U.S.)	18.7	24.9	24.9	24.9	24.9	92.3	210.6	(209.7)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	183.1	—	—	—	—	—	183.1	(183.1)	7.4%
Average Interest Rate (8)	7.4%	—	—	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	10.7	18.9	19.4	19.9	20.6	539.7	629.2	(102.0)	5.5%
Average Fixed Pay Rate (2)	5.6%	5.5%	5.6%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	10.4	218.3	7.7	8.3	8.9	138.0	391.6	(15.0)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.7%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of March 31, 2011 ranged from 0.3% to 0.7%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2011.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 62.1 million Euros ($87.9 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2011, the amount on deposit was 62.5 million Euros ($88.4 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 6 — Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2011 totaled $476.9 million, and the lease obligations, which as at March 31, 2011 totaled $470.9 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $433.7 million and $471.2 million, ($50.1) million and $55.0 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At March 31, 2011, the fair value of this derivative liability was $8.8 million and the change from the prior period to the reporting period has been reported in realized and unrealized gain (loss) on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans, Euro-denominated capital leases and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized gain (loss) on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2011
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, as well as the risk factors included below, which could materially affect our business, financial condition or results of operations.
When we acquire Teekay Corporation’s interest in the four LNG carriers chartered to the Angola LNG Project, we will be exposed to the political and economic instability in Angola, and will assume a credit risk by entering a charter agreement with Angola LNG Supply Services LLC, an unrated entity who will pay us from revenue generated from its sale of gas.
We have agreed to acquire Teekay Corporation’s 33% ownership interest in four LNG carriers that will be used to collect and transport gas from offshore production facilities to an onshore LNG processing plant in Angola. This is our first long-term project in Angola. Angola is affected by political instability, a poor economy, poor infrastructure and high unemployment. These factors may disrupt the LNG carriers’ charters with the Angola LNG Project, including as a result of attacks on our vessels or the project, political unrest, strikes, hostile actions in the region, tariffs, trade embargoes and other economic sanctions by the United States or other countries and the Angola government requisitioning our ships. Any of these or other similar actions could harm our ability to realize the expected economic benefit from our acquisition of this interest in these LNG carriers.
In addition, the four LNG carriers are chartered to Angola LNG Supply Services LLC, an unrated entity. Angola LNG Supply Services LLC will use revenue generated from the sale of the shipped gas to pay its shipping and other operating expenses, including the charter fees. The price of the gas is subject to market fluctuations. If the revenue generated by the charterer is insufficient to pay the charter fees, we may be unable to realize the expected economic benefit from our acquisition of the interest in the LNG carriers.
The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates some uncertainty as to whether we will be classified as a partnership for U.S. federal income tax purposes.
In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof, but may not include rental income from leasing vessels to customers.
The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for purposes of the passive foreign investment company provisions of the Code. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing “qualifying income” under Section 7704 of the Code, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the “qualifying income” provisions under Section 7704 of the Code. Nevertheless, our counsel, Perkins Coie LLP, is of the opinion that our time charter income should be “qualifying income” within the meaning of Section 7704(d) of the Code and that we should (as opposed to will) be classified as a partnership for U.S. federal income tax purposes. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS.
Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.
We and a joint venture partner are the lessee under 30-year capital lease arrangements with a third party for three LNG carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the U.K. taxing authority, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. We do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner jointly to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Although the exact amount of any such payments upon termination would be negotiated between us and the lessor, we expect the amount would be significant.

Recently, the U.K. taxing authority has been urging lessors under capital lease arrangements that have tax benefits similar to the ones provided by the capital lease arrangements for our LNG carriers to terminate such capital lease arrangements and has in other circumstances challenged the use of similar tax structures, although under facts we believe are different from ours. As a result, our lessor has requested that we enter into negotiations for a mutually agreed upon termination of these leases. We have declined the request to negotiate. While, based on discussions with our counsel, we do not believe that the U.K. taxing authority would be able to successfully challenge the availability to the lessor of these benefits, if the challenge were successful, the joint venture, of which we own a 70% interest, could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits.
In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have entered into lease arrangements with a third party for two LNG carriers. We purchased Teekay Corporation’s interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three LNG carriers above.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Reserved
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) FILED WITH THE SEC ON OCTOBER 20, 2009

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-174220) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: May 20, 2011	By:	/s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)